SEC 1746 (12-91)

                                             --------------------------
                                                   OMB APPROVAL
                                             --------------------------
                                             OMB Number:
                                             3235-0145
                                             Expires:       October
                                             31, 1994
                                             Estimated average burden
                                             hours per form.......14.90
                                             --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*


                                Pharmhouse Corp.
                      -------------------------------------
                              (Name of Registrant)


                          Common Stock, $.01 Par Value
                      -------------------------------------
                          (Title of Class of Securities


                                    717137103
                      -------------------------------------
                                 (CUSIP Number)

                                   Brad Arberg
                          Hemisphere Trading Co., Inc.
             5796 Shelby Oaks Drive, Suite 12 Memphis, TN 38134-7333
                            Telephone: (901) 383-8977
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 January 9, 1997
                      -------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                               -------------------
CUSIP No.         717137103                                  Page 2 of 8 Pages
-----------------------------                               -------------------

--------------------------------------------------------------------------------
   1  |   NAME OF REPORTING PERSON
      |   S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
      |           Hemisphere Trading Co., Inc.
      |           I.D. No. 621505218
------|-------------------------------------------------------------------------
   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
      |                                                        (b) [ ]
      |
------|-------------------------------------------------------------------------
   3  |   SEC USE ONLY
      |
------|-------------------------------------------------------------------------
   4  |   SOURCE OF FUNDS*
      |
      |            WC
------|-------------------------------------------------------------------------
   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |   TO ITEMS 2(d) OR 2(e)                                    [ ]
------|-------------------------------------------------------------------------
   6  |   CITIZENSHIP OR PLACE OR ORGANIZATION
      |                                                          Tennessee
------|-------------------------------------------------------------------------
                       |        7       SOLE VOTING POWER
                       |                                            0
           NUMBER OF   | -------------------------------------------------------
            SHARES     |        8       SHARED VOTING POWER
          BENEFICIALLY |                                         209,600
            OWNED BY   | -------------------------------------------------------
              EACH     |        9       SOLE DISPOSITIVE POWER
           REPORTING   |                                            0
             PERSON    | -------------------------------------------------------
              WITH     |        10      SHARED DISPOSITIVE POWER
                       |                                         209,600
------|-------------------------------------------------------------------------
   11 |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      |                                                          209,600
------|-------------------------------------------------------------------------
   12 |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      |                                                             [ ]
------|-------------------------------------------------------------------------
   13 |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |                                                            9.0%
------|-------------------------------------------------------------------------
   14 |   TYPE OR REPORTING PERSON*
      |                                                            CO IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Registrant.
------   -----------------------

         This Schedule 13D relates to the shares of Common Stock, $.01 par value, ("Common Stock"), of Pharmhouse Corp., a New York corporation, (the "Registrant"), with its principal executive offices located at 860 Broadway, New York, New York 10003.


Item 2.  Identity and Background.
------   -----------------------

         This Statement is filed by Hemisphere Trading Co., Inc. (the "Reporting Entity"). The Reporting Entity is a corporation organized under the laws of the State of Tennessee, with its principal executive offices located at 5796 Shelby Oaks Drive, Memphis, Tennessee 38134-7333, telephone (901) 383-8977. The Reporting Entity is an investment advisor registered with the Securities and Exchange Commission.

         The officers and directors of the Reporting Entity, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by the Reporting Entity, are as follows:

                                              Position; Other
     Name            Citizenship            Occupation and Address
     ----            -----------            ----------------------

Gloria Felsenthal         USA      Chairman, Chief Executive Officer, President,
                                   Treasurer and Director

Brad Arberg               USA      Vice President, Secretary and Director


         Ms. Felsenthal is the sole stockholder of the Reporting Entity.

         During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         As of the close of business on January 15, 1997, the Reporting Entity owned 209,600 shares of Common Stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date if any, of shares of Common Stock of $1,131,840. The source of funds for acquisition of such Common Stock was available investment capital of the Reporting Entity, and, from time to time, borrowings in margin accounts regularly maintained at Lehman Brothers Inc.. See Exhibit A.

Item 4.  Purpose of Transaction.
------   ----------------------

         The Reporting Entity has acquired the Common Stock for investment purposes. The Reporting Entity will continuously evaluate its investment in the Common Stock based on factors, including, without limitation, the Registrant's business, prospects and financial condition, the market for the Common Stock, alternatively available investment opportunities, general economic conditions, stock market conditions, and availability of funds. The Reporting Entity expressly reserves the right to increase or decrease its holdings in Common Stock on such terms or at such times as it may determine. Any purchase or sale of Common Stock may be executed in the open market or in one or more privately negotiated transactions.

          The Reporting Entity proposes that the Registrant undertake consideration of certain actions of the type described in Item 4 of Schedule 13D. On January 9, 1996, the Reporting Entity initiated contact with an investment banker to discuss actions of the type described in Item 4. The Reporting Entity may initiate contact with additional investment bankers or others and may seek to introduce such bankers and/or others to the Registrant for purposes of analyzing, recommending, introducing and/or initiating such a transaction.


         On January 15, 1997, the Reporting Entity sent the following letter to the Board of Directors of the Registrant (a copy of which is attached hereto as Exhibit B):

--------------------------------------------------------------------------------
         Board of Directors:

         As of January 14th, 1997 Hemisphere Trading Company and entities controlled by Hemisphere Trading Company owned 209,600 shares of Pharmhouse common stock (9.0% of the common shares outstanding).

         We believe that the current share price of $8.875 does not reflect the full value of the company given management's success over the last four quarters in steadily 1) reducing SGA as a percent of revenues; 2) increasing gross margins; 3) increasing operating margins. In addition, over the last three months there has been significant consolidation in the discount drug and general merchandise industry, and as such, we believe that the current consolidation environment is ideal for maximizing shareholder value. Thus we propose that the board of directors immediately hire an outside investment bank for the purpose of maximizing shareholder value through the acquisition of Pharmhouse by a larger entity, public or private.

         We would be open to discussing this matter in greater detail at your convenience.
--------------------------------------------------------------------------------

         Except to the extent set forth above, or in any other Item hereof, the Reporting Entity and, to the best of its knowledge, the persons listed in Item 2 hereof, do not have any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4 of Schedule 13D, but the Reporting Entity retains the right to take all such actions as it may deem appropriate to maximize capital appreciation in the Common Stock owned by it.

Item 5.  Interest in Securities of the Registrant.
------   ----------------------------------------

         (a) As of the close of business on January 15, 1997, the Reporting Entity was the owner of record and had direct beneficial ownership of 209,600 shares, or approximately 9.0%, of the outstanding Common Stock.

                  Ms. Felsenthal and Mr. Arberg may, by virtue of their status of officers, directors and shareholders of the Reporting Entity, be deemed to have beneficial ownership of the Common Stock owned of record by the Reporting Entity; however, each of them disclaims such beneficial ownership and, to the best knowledge of the Reporting Entity and accept as may be specifically otherwise set forth herein, neither of them has any other beneficial ownership of Common Stock.

         (b) The power to vote or direct the vote and the power to dispose or direct the disposition of the 209,600 shares of Common Stock as to which the Reporting Entity is the record owner may be deemed to be shared between the Reporting Entity and the owner of any investment account which it manages, although the Reporting Entity is generally vested with sole control of such matters.

         (c) Except as set forth below, there have been no transactions in the class of securities reported on that were effected during the past sixty (60) days by the Reporting Entity or by any of the persons included in Item 2.

                                                       # of Shares Purchased
                   Date        $ Price Per Share             (Disposed)
                   ----        -----------------       ----------------------
                  1/13/97             7.59                    3,000
                  1/10/97             7.85                      300
                  1/9/97              8.60                      500
                  1/7/97              8.98                      500
                  1/6/97              8.46                    1,100
                  12/30/96            8.42                      800
                  12/23/96            8.25                    1,000
                  12/20/96            8.98                    3,000
                  12/19/96            8.35                      400

         (d) The power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 209,600 shares of Common Stock as to which the Reporting Entity is the record owner may be deemed to be shared between the Reporting Entity and the owner of any investment account which it manages, although the Reporting Entity is generally vested with sole control of such matters.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Registrant.
         ---------------------------------------------------------------------

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons and entities named in Item 2, or between such persons or entities and any person, with respect to any securities of the Registrant.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         Exhibit A - Form of Brokerage Agreement.

         Exhibit B - Letter dated January 15, 1997, from the Reporting Entity to the Registrant.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



               January 16, 1997         HEMISPHERE TRADING CO., INC.
               ----------------
                   (Date)



                                             /s/  Brad Arberg
                                        --------------------------
                                              Vice President